Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Three months ended March 31,
(in thousands, except for ratio)	2017	2016
Computation of earnings
Pretax income (a)	$(3,692)	$(15,931)
Add:
Interest expense on indebtedness	6,100	7,051
Amortization of debt issue costs	292	272
Interest portion of rent expense (b)	2,537	2,434
Distributed income of equity investees	—	67
Earnings	$5,237	$(6,107)

Computation of fixed charges
Interest expense on indebtedness	$6,100	$7,051
Amortization of debt issue costs	292	272
Interest portion of rent expense (b)	2,537	2,434
Fixed charges	$8,929	$9,757

Ratio of earnings to fixed charges	0.59	(0.63)

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.